EXHIBIT 99.1

enCore Energy Commences Uranium Production at the South Texas Rosita ISR Uranium Central Processing Plant

DALLAS, Texas, Nov. 30, 2023 /CNW/ - enCore Energy Corp. (NYSE American:EU) (TSXV:EU) (the "Company" or "enCore") today announces the successful startup of uranium production from the South Texas Rosita ISR Uranium Central Processing Plant ("Rosita CPP"). The restart of the previously producing Rosita CPP is the first step in enCore's South Texas production pipeline strategy utilizing the In-Situ Recovery production process.  The wellfield production patterns are operating, oxygenated water is now circulating through the satellite ion exchange ("IX") facility and being injected back into the uranium ore body. Oxygen addition started shortly after injection of groundwater with uranium concentrations in the production wells meeting expectations. The Company looks forward to continuing increases in uranium concentration into the satellite IX facility over the coming weeks and is anticipating its first shipment of yellowcake (uranium) to occur over the course of the next 45 to 60 days.

Paul Goranson, Chief Executive Officer said: "It is with great satisfaction that in less than 20 months' time, the enCore team completed the refurbishment and upgrading of the Rosita CPP from long-term cold standby to monitor well ring installation, wellfield pattern and infrastructure installation, and construction of a new satellite IX facility. Our team has aggressively worked through supply chain disruptions and a significant expansion of our operating workforce to meet our targeted production schedule. We are very pleased to have our first uranium production underway at enCore, and we are honored to be both the first uranium producer in Texas in 10 years and the newest uranium producer in the United States.  With these monumental achievements at hand, we continue to push for our 2nd uranium processing plant, the Alta Mesa CPP, to commence production in early 2024."

To view the South Texas project maps please visit: bit.ly/3fV9fTg.

The Company also advises that enCore will be featured on BNN Bloomberg on December 2, 2023 at 8:00 PM ET and on December 3, 2023 at 4:30 PM ET. To view the episode please visit: https://refini.tv/3T1Fz88.

Rosita In-Situ Recovery ("ISR") Uranium Central Processing Plant ("Rosita CPP") & Wellfield

The 100% owned Rosita CPP, located approximately 60 miles from Corpus Christi, Texas, is a licensed, past-producing In-Situ Recovery (ISR) uranium plant with a capacity of 800,000 pounds of U3O8 per year and the ability to expand capacity within the existing license.  Located in the Texas Uranium Belt, the Rosita CPP and Wellfield lie within over 2,700 acres of mineral rights. The Rosita CPP is designed to process uranium feed from multiple satellite operations, all located in the South Texas area and is one of eleven licensed uranium processing plants in the United States, three of which are owned by enCore Energy Corp.

enCore is advancing wellfield development within the Rosita Wellfield and adjacent areas within its radioactive materials license and injection permit boundaries. The uranium mineralization in this area was never part of a wellfield and presents a rapid opportunity for early production.

The Rosita CPP and Wellfield are enCore's initial focus for production in 2023.
Following testing of the circulation of native groundwater through the satellite IX facility and solution distribution system to and from the wellfield patterns, the enCore team commenced oxygen injection into the water circulating to wellfield patterns. Trace uranium was detected in the produced solutions within 72 hours, and the uranium concentrations from the wellfield patterns are continuing to build. During operations the Rosita CPP will receive uranium-loaded resins from the satellite IX facility, and the uranium recovered from the loaded resins will be concentrated, precipitated, dried, and packaged as yellowcake. This will be the same operating process the Company will use to produce from various remote South Texas projects and satellite wellfields. In 2023, the Company has installed an additional forty (40) production patterns at the Rosita Wellfield Extension, consisting of injection and production wells which are prepared for production.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.  The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in 2023, and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

 Cautionary Note Regarding Forward Looking Statements:

 Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving sustainable levels of production at Rosita, and commencement of production at Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 30-NOV-23